FORM  53-901.F

     SECURITIES  ACT

     MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  ACT

ITEM  1.          REPORTING  ISSUER
                  -----------------

     TERRA  NOVA  GOLD  CORP.
1360  -  605  Robson  Street
Vancouver,  BC  V6B  5J3

ITEM  2.          DATE  OF  MATERIAL  CHANGE
                  --------------------------

     September  22,  2003

ITEM  3.          PRESS  RELEASE
                  --------------

News release dated September 22, 2003 was issued in Vancouver, BC and disseminated through CCN Matthews.

ITEM  4.          SUMMARY  OF  MATERIAL  CHANGE
                  -----------------------------

The Issuer announces that mobilization is underway for a 3,000 metre drill program on the Issuer's advanced stage Cape Ray Gold Project located in southwest Newfoundland. The drill program will focus on two of the known deposits within the Cape Ray Project area, the Big Pond deposit and the Isle aux Morts deposit. Drilling is scheduled to start at Big Pond by the end of the week and will be followed by drilling at Isle aux Morts. The program is expected to last for approximately 2 months, as more particularly described below.

ITEM  5.          FULL  DESCRIPTION  OF  MATERIAL  CHANGE
                  ---------------------------------------

The Issuer announces that mobilization is underway for a 3,000 metre drill program on the Issuer's advanced stage Cape Ray Gold Project located in southwest Newfoundland. The drill program will focus on two of the known deposits within the Cape Ray Project area, the Big Pond deposit and the Isle aux Morts deposit. Drilling is scheduled to start at Big Pond by the end of the week and will be followed by drilling at Isle aux Morts. The program is expected to last for approximately 2 months.

BIG  POND
---------

The Big Pond deposit consists of two parallel-plunging mineralized quartz vein shoots within a more widespread mineralized system. Four holes in one of the shoots average 12.8 g/t over 2.3 metres. Three holes in the second shoot average 14.7 g/t over 1.3 metres. The Big Pond shoots have been intersected with widely spaced holes from 25 metres to 120 metres below surface, are open at depth, and require infill drilling. There is also an intersection of 30.0 g/t over 0.2 metres which may be on the edge of a third parallel-plunging mineralized shoot. The upcoming program is designed to better define the known mineralized shoots, identify their down plunge extension, and to investigate the possibility of additional mineralized shoots.

ISLE  AUX  MORTS
----------------

Gold mineralization at Isle aux Morts occurs in metal rich quartz veins, as well as in pyritic sediments. The Issuer carried out a limited drill program at Isle aux Morts in the fall of 2002. Most of the mineralization encountered is within 40 metres of surface, and is easily accessible by open pit mining methods. During the 2002 program five of the holes were drilled into the known Isle aux Morts deposit, all of which intersected gold mineralization both in quartz veins and pyritic sediments. The best intersection in quartz vein, and the best drill intersection at Isle aux Morts to date, is 17.76 g/t gold over 6.8 metres including 47.22 g/t gold over 2.0 metres. The best intersection in the altered pyritic sediments is 3.74 g/t gold over 8.0 metres.

In August 2003 an IP geophysical survey was carried out over a portion of the Isle aux Morts property by Discovery International Geophysics Inc. Several highly chargeable and resistive targets similar to, but distinct from, the known Isle aux Morts deposit have been identified and will be the focus of the upcoming drilling.

The Issuer has received support from the Government of Newfoundland & Labrador in the form of two grants totaling $121,079 under its Junior Company Exploration Assistance Program. The grants will partially reimburses expenditures on the upcoming drill program at Big Pond and Isle aux Morts.

The Cape Ray Gold Project is an advanced stage exploration project with four known deposits related to the Cape Ray Fault Zone. The Project has three separate claim groups: 1) the Cape Ray claim group, which contains the 04 and 41 deposits; 2) the Big Pond claim group, which contains the Big Pond deposit;
3)  the  Isle  aux Morts claim group, which contains the Isle aux Morts deposit.

Kerry Sparkes, Director of the Issuer, is the designated Qualified Person responsible for the exploration program on the property and the person responsible for the technical information in the September 22, 2003 news release.

ITEM  6.          RELIANCE  ON  SECTION  85(2)  OF  THE  ACT
                  ------------------------------------------

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

     N/A.

ITEM  7.          OMITTED  INFORMATION
                  --------------------

     N/A.

ITEM  8.          SENIOR  OFFICERS
                  ----------------

     DAVID  PATTERSON
Chairman               Telephone:  (604)  684-6535

ITEM  9.          STATEMENT  OF  SENIOR  OFFICER
                  ------------------------------

The  foregoing  accurately  discloses  the  material  change referred to herein.

DATED  at  Vancouver,  British  Columbia,  this  22nd  day  of  September, 2003.


TERRA  NOVA  GOLD  CORP.

Per:

"David  Patterson"
------------------
David  Patterson,
Chairman